

March 4, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: **Form 1 Amendment**

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 12:00 pm on 03/04/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **03/04/26**	OFFICIAL USE ONLY

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

26000106

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   433 W Van Buren Steet
   Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
   (312) 786-5600   (312)-786-7138
        (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
   Laura Dickman   Associate General Counsel   Cboe EDGX Exchange, Inc.   (312) 786-7572
        (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Patrick Sexton
   433 W Van Buren Street
   Chicago, Il. 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
                                            _____ Limited Liability Company _____ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/04/26   Cboe EDGX Exchange, Inc.
       (MM/DD/YY)   (Name of Applicant)
By:_____ [signature executed at 12:00 pm on 03/04/26   Laura Dickman, Associate General Counsel
    (Signature)   (Printed Name and Title)
Subscribed and sworn before me this 4th day of MARCH , 2026 by _____ notary public

My Commission expires 8-6-28   County of COOK   State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

EXHIBIT C – Amendment as of March 4, 2026

Summary of changes made to Exhibit C:

- For Cboe Australia Pty. Ltd., Vic Jokovic has been removed as a Director.
- For Middlebury Holdings Pty. Ltd., Vic Jokovic has been removed as a Director.
- For Cboe Bats, LLC, Eileen Smith (Senior Vice President, Data and Analytics) has been removed as an Officer.
- For Cboe BYX Exchange, Inc., Eileen Smith (Senior Vice President, Data and Analytics) has been removed as an Officer.
- For Cboe BZX Exchange, Inc., Eileen Smith (Senior Vice President, Data and Analytics) has been removed as an Officer.
- For Cboe C2 Exchange, Inc., Eileen Smith (Senior Vice President, Data and Analytics) has been removed as an Officer.
- For Cboe Exchange, Inc., Eileen Smith (Senior Vice President, Data and Analytics) has been removed as an Officer.
- For Cboe EDGA Exchange, Inc., Eileen Smith (Senior Vice President, Data and Analytics) has been removed as an Officer.
- For Cboe EDGX Exchange, Inc., Eileen Smith (Senior Vice President, Data and Analytics) has been removed as an Officer.
- For Cboe Europe Limited, Brittany Carter has been appointed as a Director.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:		Title:	Commencement of Term Date:		
Andrew Bevers		Vice President, Head of Derivatives Account Coverage	02/10/26		
Kristin Boyd		Senior Vice President, Global Head of Derivative Sales and Distribution	02/10/26		
Kevin Carrai		Senior Vice President, Global Head of Market Data and Access Services	02/10/26		
Brittany Carter		Vice President, Corporate Strategy	02/10/26		
Cole Chmielewski		Vice President, Operations	02/10/26		

Bo Chung	Senior Vice President, Global Head of Sales and Index Licensing		02/10/26		
William Ciabattoni	Vice President, Product Management		02/10/26		
Gary Compton	Vice President, Communications		02/10/26		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer		02/10/26		
Laura Dickman	Vice President, Associate General Counsel		02/10/26		
Craig Donohue	Chief Executive Officer and President		05/20/25 08/12/25 - Title Change 02/10/26		
Meaghan Dugan	Senior Vice President, Head of US Derivatives		03/01/25 10/21/25 - Title Change 02/10/26		
James Enstrom	Senior Vice President, Chief Audit Officer		02/10/26		
Angelo Evangelou	Senior Vice President, Public Policy		02/10/26		
Stacie Fleming	Senior Vice President, Communications		02/10/26		
Stephanie Foley	Executive Vice President, Chief Human Resources Officer		02/10/26		
Jennifer Fuentes	Senior Vice President, Chief Compliance Officer		03/01/25 – Change in Title 10/21/25 - Title Change 02/10/26		
Todd Furney	Senior Vice President, Chief Risk Officer		02/10/26		
Megan Goett	Senior Vice President, Chief Marketing Officer		02/10/26		

Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer		02/10/26		
Jill Griebenow	Executive Vice President, Chief Financial Officer , Treasurer		02/10/26		
Casie Harris	Vice President, Controller		02/10/26		
John Hiatt	Vice President, Cboe Labs		02/10/26		
Robert Hocking	Senior Vice President, Head of Product Innovation ---------- Executive Vice President, Global Head of Derivatives		03/01/24 – 04/30/25 ---------- 02/10/26		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer		02/10/26		
Matthew Iwamaye	Vice President, Associate General Counsel, Equities		02/10/26		
Chris Isaacson	Executive Vice President, Chief Operating Officer		02/10/26		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients		02/10/26		
JJ Kinahan	Senior Vice President, Head of Retail Expansion and Alternative Investment Products		02/10/26		
Jennifer Lamie	Vice President, Chief Regulatory Advisor		02/10/26		

Stephanie Lara	Senior Vice President, Deputy Chief Regulatory Officer	02/10/26		
Benjamin Lawson	Vice President, Chief Information Security Officer	02/10/26		
Tim Lipscomb	Executive Vice President, Chief Technology Officer	03/01/25 – Change in Title 02/10/26		
Marc Magrini	Vice President, Administration	02/10/26		
Scott Manziano	Vice President, Sales Operations	02/10/26		
Sarah McDowell	Vice President, Chief Enforcement Counsel	02/10/26		
Brian McElligott	Senior Vice President, Head of Data Vantage	02/10/26		
Kathleen Mikulak	Vice President, Regulation	02/10/26		
Guy Miller	Senior Vice President, Chief Legal Officer – North American Securities	02/10/26		
Emily Mitchell	Senior Vice President, Tax	02/10/26		
Anthony Montesano	Vice President, Market Structure	02/10/26		
Jordan Newmark	Vice President, Associate General Counsel	02/10/26		
Dennis O'Callahan	Vice President, Cboe Labs	02/10/26		
Dan Overmyer	Vice President, Options Regulation	02/10/26		
Hemang Patel	Vice President, Project Management	02/10/26		
Arthur Reinstein	Senior Vice President and Deputy General Counsel	02/10/26		

Stephanie Renner	Senior Vice President, Finance	02/10/26		
Patrick Sexton	Executive Vice President, General Counsel and Corporate Secretary	02/10/26		
Steven Sinclair	Vice President, Software Engineering	02/10/26		
Nicholas Still	Vice President, Data Protection Officer	02/10/26		
Oliver Sung	Senior Vice President, North American Cash Equities	03/01/25 – Change in Title 02/10/26		
Alexandra Szakats	Vice President, Cboe Options Institute	02/10/26		
Hatice Unal	Senior Vice President, Infrastructure	02/10/26		
Joacim Wiklander	President & CEO of Cboe Canada | Head of Global Listings	02/10/26		
Allen Wilkinson	Senior Vice President, Chief Accounting Officer	02/10/26		
Clinton Wolf	Vice President, Operations	02/10/26		
Omarr Woodhouse	Vice President, Operations Support Center	02/10/26		
Troy Yeazel	Senior Vice President, Global Operations	02/10/26		
Former Officers				
Name:				
Catherine Clay	Executive Vice President, Global Head of Derivatives	03/01/24	09/30/25	
Dave Howson	President	03/01/24	08/01/25	

Adam Inzirillo	Executive Vice President, Global Head of Data and Access Solutions		03/01/24		09/05/25
Robert Marrocco	Vice President, Global Head of ETP Listings		03/01/24		03/10/25
Kyle Murray	Vice President and Associate General Counsel		03/01/24		03/14/25
Eileen Smith	Senior Vice President, Data and Analytics		02/10/26		03/03/26
Natan Tiefenbrun	Senior Vice President, President North American and European Equities		7/17/24		02/11/26
Fredric Tomczyk	Chief Executive Officer		03/01/24		05/07/25

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors					
Name	Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews	Director		09/12/25		
Gilbert Bassett	Director		09/12/25		
Craig Donohue	Director		08/12/25[1]		
Ananda Radhakrishnan	Director		09/12/25		
Miguel Rivera	Director		09/12/25		
David Roscoe	Director		09/12/25		
Hillary Sale	Director		09/12/25		

---

[1]   The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.

Scott Wagner	Director		09/12/25		
Former Directors					
Name:	Title:		Appointment Date:		Termination/ Change Position Date:
Dave Howson	Director		08/13/24		08/01/25
Kevin Murphy	Director		08/13/24		11/13/25

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe